Exhibit 10.24

Certain portions of this document have been omitted pursuant to Item 601(b)(10) of Regulation S-K and, where applicable, have been marked with “[*]” to indicate where omissions have been made. The marked information has been omitted because it is (i) not material and (ii) is the type that the registrant treats as private or confidential.

Amended and Restated
Employment Agreement

This Amended and Restated Employment Agreement (this “Agreement”), entered into this 24th day of January, 2024, is made by and between Globalstar Inc. (the “Company”) and Paul Jacobs (“Executive”) (together, the “Parties”).

RECITALS

WHEREAS, on August 29, 2023 (the “Execution Date”), the Parties executed a certain Employment Agreement (the “Prior Agreement”); and

WHEREAS, the Parties desire to amend and restate in its entirety the Prior Agreement with effect as of the Execution Date.

NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree as follows:

AGREEMENT

1. Employment.

(a) Term. Executive’s term of employment under this Agreement (the “Term”) shall be for the period commencing on August 29, 2023 (the “Effective Date”) and ending on the date this Agreement is terminated as provided in Section 3.

(b) Position and Duties. During the Term, the Company shall employ Executive. Executive shall serve as the Chief Executive Officer of the Company, and, if elected, as a member of the Board of Directors of the Company (the “Board”), with such responsibilities, duties and authority as are consistent with the position of Chief Executive Officer or as may otherwise from time to time be agreed to by Executive and the Board. Executive will not receive any additional compensation for his service on the Board, to the extent applicable. Executive shall devote substantially all of Executive’s working time and efforts to the business and affairs of the Company (which shall include service to its affiliates) and shall not engage in outside business activities without the prior consent of the Board, provided that Executive shall be permitted to (i) be part-time Chief Executive Officer of XCOM Labs, Inc. (such entity to be renamed after the date hereof) (“XCOM”) through January 31, 2024 and serve as a member of the XCOM board of directors, including as Chairman thereof, indefinitely, (ii) serve on outside boards of directors of Dropbox, Inc. and Arm Limited, and any other boards that may be approved by the Board (not to be unreasonably withheld), (iii) manage Executive’s personal, financial and legal affairs, including Executive’s family investments, (iv) serve as an owner of a National Basketball Association team, the Sacramento Kings, and (v) participate in trade associations and charitable organizations, in each case, subject to compliance with this Agreement and provided that such activities do not materially interfere with Executive’s duties and responsibilities hereunder.

Executive agrees to observe and comply in all material respects with the rules and policies of the Company as adopted by the Company from time to time and applicable to the Company’s executive officers and directors generally (each, a “Policy”), except to the extent the terms of this Agreement conflict with the terms of such Policy, in which case this Agreement shall control.

(c) Location. Executive’s primary work location will be [*], though Executive acknowledges that he is expected to spend reasonable time if needed to discharge his duties at the Company’s headquarters in Covington, Louisiana.

2. Compensation and Related Matters. During the Term, Executive will be entitled to the following:

(a) Base Salary. Executive’s initial base salary shall be $500,000 per annum (the “Base Salary”). The Company shall pay the Base Salary in accordance with its customary payroll practices, and the Base Salary shall be pro-rated for any partial year of employment hereunder. Executive’s Base Salary shall be reviewed at least annually by the Compensation Committee of the Board (the “Compensation Committee”) and the independent members of the Board and may be increased, but not decreased, from time to time by the members of the Board other than the Executive.

(b) Annual Bonus. Executive shall be eligible to participate in an annual short-term incentive bonus plan that is similar in all material respects to that applicable to other executive officers of the Company. Executive’s annual incentive compensation under such incentive program (the “Annual Bonus”) shall be targeted at 100% of Executive’s Base Salary (the “Target Annual Bonus”). The actual amount of any Annual Bonus that will be paid to Executive each year, if any, may be more or less than the Target Annual Bonus and will be calculated based on the level of achievement of the performance goals previously established by the Board or Compensation Committee under the incentive program for the year in question and the terms of the incentive program. The payment of any Annual Bonus pursuant to the incentive program shall be subject to Executive’s continued employment with the Company through the date of payment, except as otherwise provided in Section 4 below.

(c) Initial Equity Grant. In consideration of Executive’s entry into this Agreement and as an inducement to join the Company, the Company will grant Executive an award of 40.42 million (subject to equitable adjustment in the event of a stock split, reverse stock split or combination) performance-based restricted stock units (the “RSUs”), which shall be granted subject to the terms and conditions of the Amended and Restated 2006 Equity Incentive Plan and an individual award document provided to Executive. The RSUs shall be granted within 30 days of the later of Executive commencing employment hereunder or the execution of the license agreement between XCOM and the Company. The RSUs shall be subject to performance-based vesting in accordance with the terms set forth on Exhibit A attached hereto. Upon any Change in Control (as defined below), Executive shall receive measurement treatment on the RSUs (with the Company stock price as of the Change in Control as the measurement value), and all vested RSUs will be settled upon such Change in Control. Upon a Change in Control in which all or substantially all of the Company’s common stock is exchanged for cash, securities or other property (a “Company Sale”), Executive shall receive final measurement treatment on the RSUs (with the Company stock price as of the Change in Control as the final measurement value), and all vested RSUs will be settled upon such Change in Control and all unvested RSUs will be forfeited upon such Change in Control.

(d) Benefits. Executive shall be entitled to participate in the Company’s employee benefit plans as in effect from time to time, on the same basis as those benefits are generally made available to other senior executives of the Company, in each case, to the extent that Executive is eligible under the terms of such plans or programs.

(e) Vacation. Executive shall be entitled to unlimited paid vacation in addition to Company-recognized holidays. Any vacation shall be taken at the reasonable and mutual convenience of the Company and Executive and will be subject to the Company’s vacation policy as in effect from time to time.

(f) Business Expenses. The Company shall reimburse Executive for all reasonable travel and other business expenses incurred by Executive in the performance of Executive’s duties to the Company in accordance with and subject to the Company’s expense reimbursement policy as in effect from time to time.

3. Termination. Executive’s employment hereunder may be terminated by the Company, or by Executive, as applicable, under the following circumstances:

(a) Circumstances.

(i) Death. Executive’s employment hereunder shall terminate upon Executive’s death.

(ii) Disability. If Executive has incurred a Disability, the Company may terminate Executive’s employment. “Disability” shall mean Executive is unable, by reason of a medically determinable physical or mental impairment, to perform the essential functions of Executive’s job for 180 days out of any 365-day period.

(iii) Termination for Cause. The Company may terminate Executive’s employment for Cause. “Cause” means one or more of the following: (1) an act of fraud, misappropriation, embezzlement, theft or falsification of Company records by the Executive in connection with the Company; (2) conviction of Executive by a court of competent jurisdiction of a felony; (3) willful misconduct, gross mismanagement or gross neglect or gross negligence with respect to the Executive’s duties to the Company that caused or could have caused material harm to the Company; (4) an intentionally dishonest act or omission by the Executive that causes material harm to the Company; or (5) a material breach by Executive of any agreement between Executive and the Company, or by Executive of the Company’s written policies that causes material harm to the Company (such as the Company’s Code of Conduct); provided that a termination for Cause shall require an affirmative vote of at least a majority of the Board or the executive committee thereof.

(iv) Termination without Cause. The Company may terminate Executive’s employment without Cause.

(v) Resignation for Good Reason. Executive may resign and terminate Executive’s employment with the Company for Good Reason. “Good Reason” means the satisfaction of all of the following requirements:

(1) One or more of the following facts and circumstances exist: (A) a reduction in the Executive’s then current Base Salary or Target Annual Bonus; (B) a material reduction in the level of benefits provided to the Executive other than a general reduction in the level of benefits that affects all similarly situated executives in substantially the same proportions; (C) a material, adverse change in Executive’s duties or responsibilities; (D) a failure to elect Executive to the Board; (E) the Company’s material breach of any agreements with Executive; (F) determination by Executive, in good faith, that Executive can no longer discharge his duties effectively by reason of materially unreasonable directives from the Board; or (G) any purported termination of the Executive’s employment by the Company in violation of any Company by-laws; and

(2) Within sixty (60) days of his knowledge or reason to know of the existence of any fact or circumstance constituting Good Reason, Executive shall have provided the Company written notice within thirty (30) days of his intention to resign (a “Good Reason Notice”), following which the Company shall have within thirty (30) days of its receipt of such notice to cure or eliminate such fact(s) or circumstance(s), and if the Company fails to so cure, the resulting termination of employment must occur within thirty (30) days following expiration of such cure period. If the Company effects a cure or elimination of such fact(s) or circumstance(s) within thirty (30) days of its receipt of a Good Reason Notice, Executive’s resignation shall not become effective.

(vi) Resignation Without Good Reason. Executive may resign Executive’s employment with the Company for any reason other than Good Reason or for no reason; provided, that, Executive shall provide the Company with thirty (30) days’ advance notice of his resignation under this Section 3(a)(vi).

(b) Company Obligations upon Termination. Upon termination of Executive’s employment pursuant to any of the circumstances listed in Section 3(a), Executive (or Executive’s estate) shall be entitled to receive the sum of: (i) all earned but unpaid Base Salary through the date of termination prorated for any partial period of employment, payable in accordance with the Employer’s customary payroll practices and the requirements of applicable law; (ii) any benefits to which Executive has a vested entitlement as of the date of termination, payable in accordance with the terms of any applicable benefit plan or as otherwise required by law; (iii) any accrued but unused vacation, payable in a lump sum with Executive’s final pay check or as otherwise required by law; and (iv) payment of any approved but not yet reimbursed business expenses incurred prior to the date of termination, payable in accordance with applicable policies of the Company. Except as otherwise expressly required by law or as specifically provided herein, all of Executive’s rights to salary, severance, benefits, bonuses and other compensatory amounts hereunder (if any) shall cease upon the termination of Executive’s employment hereunder. In the event that Executive’s employment is terminated by the Company for any reason, Executive’s sole and exclusive remedy shall be to receive the payments and benefits described in this Section 3(b) or Section 4, as applicable.

(c) Deemed Resignations. Upon termination of Executive’s employment for any reason, Executive shall be deemed to have resigned from the Board and all offices and directorships, if any, then held with the Company, and of its affiliates and any of its benefit plans.

4. Severance Payments.

(a) Termination for Cause or Resignation Without Good Reason. If Executive’s employment shall terminate for Cause pursuant to Section 3(a)(iii) or for Executive’s resignation without Good Reason pursuant to Section 3(a)(vi), then Executive shall not be entitled to any payments or benefits, except as provided in Section 3(b), and any unvested portion of the RSUs shall be forfeited.

(b) Termination for Death or Disability. If Executive’s employment shall terminate as a result of Executive’s death pursuant to Section 3(a)(i) or Disability pursuant to Section 3(a)(ii), in addition to the payments and benefits set forth in Section 3(b), Executive shall be entitled to the benefit of two years beyond the date of employment termination during which the RSUs shall remain eligible to vest in accordance with the performance-based vesting criteria applicable thereto, but any unvested portion of the RSUs at the end of such period shall be forfeited.

(c) Termination without Cause or Resignation for Good Reason Not in Connection with a Change in Control. If Executive’s employment terminates without Cause pursuant to Section 3(a)(iv) or due to Executive’s resignation for Good Reason pursuant to Section 3(a)(v)), in either case prior to or more than two years following a Change in Control, then, subject to Executive signing within the period of time set forth therein, and not revoking, a general release of claims in the form attached as Exhibit B attached hereto (excluding any non-disparagement or similar provision) (the “Release”) and Executive’s continued compliance in all material respects with Sections 5, 6, and 7, in addition to the payments and benefits set forth in Section 3(b), Executive shall be entitled to the benefit of two years beyond the date of employment termination during which the RSUs shall remain eligible to vest in accordance with the performance-based vesting criteria applicable thereto with any unvested RSUs forfeited at the end of such period.

(d) Termination without Cause or Resignation for Good Reason in Connection with a Change in Control. If Executive’s employment terminates without Cause pursuant to Section 3(a)(iv) or due to Executive’s resignation for Good Reason pursuant to Section 3(a)(v), in either case within two years following a Change in Control that does not constitute a Company Sale (as defined in Section 2(c) above), then, subject to Executive signing within the period of time set forth therein, and not revoking, the Release) and Executive’s continued compliance in all material respects with Sections 5, 6, and 7, Executive shall receive final measurement treatment of any vested RSUs, in addition to the payments and benefits set forth in Section 3(b).

As used herein, “Change in Control” means the occurrence of one or more of the following events: (i) any “person” (as such term is used in Sections 3(a)(9) and 13(d) of the Securities Exchange Act of 1934, as amended (the “Act”)) or “group” (as such term is used in Section 13(d)(3) of the Act), other than the Company or its subsidiaries or any benefit plan of the Company or its subsidiaries is or becomes a “beneficial owner” (as such term is used in Rule 13d-3 promulgated under the Act) of more than 50% of the Voting Stock of the Company; (ii) the Company transfers all or substantially all of its assets (unless the shareholders of the Company immediately prior to such transaction beneficially own, directly or indirectly, in substantially the same proportion as they owned the Voting Stock of the Company, all of the Voting Stock or other ownership interests of the entity or entities, if any, that succeed to the business of the Company or the Company’s ultimate parent company if the Company is a subsidiary of another corporation); or (iii) any merger, reorganization, consolidation or similar transaction unless, immediately after consummation of such transaction, the shareholders of the Company immediately prior to the transaction hold, directly or indirectly, more than 50% of the Voting Stock of the Company or the Company’s ultimate parent company if the Company is a subsidiary of another corporation. For purposes of this Change in Control definition, “Voting Stock” means securities or ownership interests of any class or classes having general voting power under ordinary circumstances, in the absence of contingencies, to elect the directors of a corporation.

(e) Survival. Notwithstanding anything to the contrary in this Agreement, the provisions of Sections 4 through 12 of this Agreement will survive the termination of Executive’s employment pursuant to Section 3.

5. Confidential Information.

(a) Confidential Information and Trade Secrets. Executive agrees that during the course of employment with the Company, Executive will come into contact with and have access to various forms of Confidential Information and Trade Secrets, which are the property of the Company. This information relates to the Company, its customers, suppliers, vendors, contractors, consultants, and employees. For purposes of this Agreement, “Confidential Information and Trade Secrets” shall include, but shall not be limited to: business plans and strategy, marketing and expansion plans, pricing information, sales information, technological information, food and beverage processes, recipes and the like, product information, specifications, inventions, research, policies, processes, creative projects, methods and intangible rights, computer software, source code, marketing techniques and arrangements, information about the Company’s active and prospective customers, suppliers, vendors, contractors, consultants, and other business relationships, or any non-public operational, business or financial information relating to the Company or any of its parents, subsidiaries, or affiliates; and the identity of the Company’s employees, their salaries, bonuses, incentive compensation, benefits, qualifications, and abilities, all of which information Executive acknowledges and agrees is not generally known or available to the general public, but has been developed, compiled or acquired by the Company at its great effort and expense. Confidential Information and Trade Secrets can be in any form, including oral, written or machine readable, and electronic files.

(b) Secrecy of Confidential Information and Trade Secrets Essential. Executive acknowledges and agrees that the Company is engaged in a highly competitive business and that its competitive position depends upon its ability to maintain the confidentiality of the Confidential Information and Trade Secrets, which were developed, compiled and acquired by the Company over a considerable period of time and at its great effort and expense. Executive further acknowledges and agrees that any disclosure, divulging, revelation or use of any of the Confidential Information and Trade Secrets, other than in connection with the Company’s business or as specifically authorized by the Company, will be highly detrimental to the Company, and that serious loss of business and pecuniary damage may result therefrom.

(c) Return of Material. Executive agrees that, upon the termination of his employment for any reason, and immediately upon request of the Company at any time, he will promptly return (and shall not delete, destroy or modify) all property, including any originals and all copies of any documents, whether stored on computers or in hard copy, obtained from the Company, or any of its current, former or prospective customers, suppliers, vendors, employees, contractors, and consultants, whether or not Executive believes it qualifies as Confidential Information and Trade Secrets. Such property shall include everything obtained during and as a result of Executive’s employment with the Company, other than documents related to Executive’s compensation and benefits, such as pay stubs and benefit statements. In addition, Executive shall also return any phone, facsimile, printer, scanner, computer, electronic data storage device, or other items or equipment provided by the Company to Executive to perform his employment responsibilities during his employment with the Company. If Executive has saved or stored Confidential Information and Trade Secrets outside the Company’s password protected computer systems such as on a personal USB thumb drive, backup drive, home computer, personal phone, email account or cloud storage, Executive agrees to tender the device or location to the Company (along with any necessary passwords or access codes) for the Company to remove the Confidential Information and Trade Secrets. Executive further agrees that he shall not access or attempt to access the Company’s computer systems after the termination of his employment with the Company. Executive also agrees that he does not have a right of privacy to any communications sent through the Company’s electronic communications systems (including, without limitation, emails, phone calls and voicemail) and that the Company may monitor, retain, and review all such communications in accordance with applicable law. Notwithstanding the foregoing, Executive may retain his address books and contact lists, whether electronic or otherwise.

(d) Notwithstanding the foregoing, nothing in this Agreement shall prohibit or restrict Executive from lawfully: (i) initiating communications directly with, cooperating with, providing information to, causing information to be provided to, or otherwise assisting in an investigation by, any governmental authority regarding a possible violation of any law; (ii) responding to any inquiry or legal process directed to Executive from any such governmental authority; (iii) testifying, participating or otherwise assisting in any action or proceeding by any such governmental authority relating to a possible violation of law; or (iv) making any other disclosures that are protected under the whistleblower provisions of any applicable law. Additionally, pursuant to the federal Defend Trade Secrets Act of 2016, an individual shall not be held criminally or civilly liable under any federal or state trade secret law for the disclosure of a trade secret that: (A) is made (1) in confidence to a federal, state or local government official, either directly or indirectly, or to an attorney and (2) solely for the purpose of reporting or investigating a suspected violation of law; (B) is made to the individual’s attorney in relation to a lawsuit for retaliation against the individual for reporting a suspected violation of law; or (C) is made in a complaint or other document filed in a lawsuit or proceeding, if such filing is made under seal. Nothing in this Agreement requires Executive to obtain prior authorization before engaging in any conduct described in this paragraph, or to notify the Company that Executive has engaged in any such conduct.

6. Cooperation. Executive shall provide Executive’s reasonable cooperation in connection with any action or proceeding (or any appeal from any action or proceeding) which relates to events occurring during Executive’s employment hereunder; provided, that, the Company shall make reasonable efforts to minimize disruption of the Executive’s other activities. The Company shall reimburse the Executive for reasonable expenses incurred in connection with such cooperation (including legal fees) and, to the extent that the Executive is required to spend substantial time on such matters, the Company shall compensate the Executive at an hourly rate based on the Executive’s Base Salary on the termination date.

7. Indemnification. In the event that the Executive is made a party or threatened to be made a party to any action, suit, or proceeding, whether civil, criminal, administrative, or investigative (a “Proceeding”), other than any Proceeding initiated by the Executive or the Company related to any contest or dispute between the Executive and the Company or any of its affiliates with respect to this Agreement or the Executive’s employment hereunder, by reason of the fact that the Executive is or was a director or officer of the Company, or any affiliate of the Company, or is or was serving at the request of the Company as a director, officer, member, employee, or agent of another corporation or a partnership, joint venture, trust, or other enterprise (for clarity, the foregoing shall not include any officer, director or other position listed in Section 1(b) hereof, other than that of the Company), the Executive shall be indemnified and held harmless by the Company to the maximum extent permitted under applicable law and the Company’s bylaws from and against any liabilities, costs, claims, and expenses, including all costs and expenses incurred in defense of any Proceeding (including attorneys’ fees). Costs and expenses incurred by the Executive in defense of such Proceeding (including attorneys’ fees) shall be paid by the Company in advance of the final disposition of such litigation upon receipt by the Company of: (i) a written request for payment; (ii) appropriate documentation evidencing the incurrence, amount, and nature of the costs and expenses for which payment is being sought; and (iii) an undertaking adequate under applicable law made by or on behalf of the Executive to repay the amounts so paid if it shall ultimately be determined that the Executive is not entitled to be indemnified by the Company under this Agreement.

8. Injunctive Relief. It is recognized and acknowledged by Executive that a breach of the covenants contained in Section 5 will cause irreparable damage to the Company and its goodwill, the exact amount of which will be difficult or impossible to ascertain, and that the remedies at law for any such breach will be inadequate. Accordingly, Executive agrees that in the event of a breach of any of the covenants contained in Section 5, in addition to any other remedy which may be available at law or in equity, the Company will be entitled to specific performance and injunctive relief without the requirement to post bond.

9. Assignment and Successors. This Agreement is personal to Executive and shall not be assigned by Executive. The Company may assign this Agreement to any successor or assign (whether direct or indirect, by purchase, merger, consolidation, or otherwise) to all or substantially all of the business or assets of the Company. This Agreement shall inure to the benefit of the Company and permitted successors and assigns.

10. Governing Law. This Agreement shall be governed, construed, interpreted and enforced in accordance with its express terms, and otherwise in accordance with the substantive laws of the State of Delaware. Subject to Section 11, each of the Parties irrevocably submits to the jurisdiction of the federal and state courts having general jurisdiction over the County of New Castle, State of Delaware, and agrees that any process in any suit or proceeding commenced in such courts under this Agreement may be served upon Executive personally, by certified mail, return receipt requested, or by courier service, with the same full force and effect as if personally served upon Executive in such county. Each of the Parties waives any claim that any such jurisdiction is not a convenient forum for any such suit or proceeding and any defense of lack of jurisdiction with respect thereto.

11. Arbitration. Except as to any controversy or claim relating to Section 5, the Company and Executive agree, to the maximum extent permitted by law, that all disputes arising out of or related to this Agreement as well as all disputes arising out of or related to Executive’s employment by the Company, or the termination of that employment, shall be brought within six (6) months of the act or omission that gives rise to the dispute and shall be submitted to binding arbitration with the Employment Rules of the American Arbitration Association (“AAA”). All fees of the AAA and the arbitrator will be borne equally by the parties. The arbitrator shall be required to determine all issues in accordance with the applicable laws of the State of Delaware, and the arbitration will take place in Wilmington, Delaware. The arbitrator shall have the power to award any types of legal or equitable relief available in a court of competent jurisdiction, including, but not limited to, attorneys’ fees and costs, to the extent such relief is available under applicable law. The arbitrator will issue a written statement of decision, including findings of fact and conclusions of law. The Parties agree that in any dispute regarding the Company’s purported termination of Executive for Cause, the arbitrator is not required to give the Board’s determination any deference and shall review de novo such determination.

Executive and the Company agree and understand that arbitration shall be the exclusive method of resolving all disputes relating to this Agreement or to Executive’s employment with the Company or the termination of that employment, except those arising under Section 5 of this Agreement.

12. Miscellaneous Provisions.

(a) Validity. The invalidity or unenforceability of any provision or provisions of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement, which shall remain in full force and effect.

(b) Notices. Any notice, request, claim, demand, document and other communication hereunder to any Party shall be effective upon receipt (or refusal of receipt) and shall be in writing and delivered personally or sent by facsimile or certified or registered mail, postage prepaid, as follows:

(i) If to the Company, the General Counsel at its headquarters;

(ii) If to Executive, at the last address that the Company has in its personnel records for Executive.

(c) Counterparts. This Agreement may be executed in several counterparts, each of which shall be deemed to be an original, but all of which together will constitute one and the same Agreement. Signatures delivered electronically shall be deemed effective for all purposes.

(d) Entire Agreement. The terms of this Agreement are intended by the Parties to be the final expression of their agreement with respect to the subject matter hereof and supersede all prior understandings and agreements, whether written or oral. The Parties further intend that this Agreement shall constitute the complete and exclusive statement of their terms and that no extrinsic evidence whatsoever may be introduced in any judicial, administrative, or other legal proceeding to vary the terms of this Agreement.

(e) Amendments; Waivers. This Agreement may not be modified, amended, or terminated except by an instrument in writing, signed by Executive and a duly authorized officer of the Company. No failure to exercise and no delay in exercising any right, remedy, or power hereunder preclude any other or further exercise of any other right, remedy, or power provided herein or by law or in equity.

(f) Construction. This Agreement shall be deemed drafted equally by both the Parties. Its language shall be construed as a whole and according to its fair meaning. Any presumption or principle that the language is to be construed against any Party shall not apply. The headings in this Agreement are only for convenience and are not intended to affect construction or interpretation. Any references to paragraphs, subparagraphs, sections or subsections are to those parts of this Agreement, unless the context clearly indicates to the contrary. Also, unless the context clearly indicates to the contrary, (i) the plural includes the singular and the singular includes the plural; (ii) “and” and “or” are each used both conjunctively and disjunctively; (iii) “any,” “all,” “each,” or “every” means “any and all,” and “each and every”; (iv) “includes” and “including” are each “without limitation”; (v) “herein,” “hereof,” “hereunder” and other similar compounds of the word “here” refer to the entire Agreement and not to any particular paragraph, subparagraph, section or subsection; and (vi) all pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural as the identity of the entities or persons referred to may require.

(g) Enforcement. If any provision of this Agreement is held to be illegal, invalid or unenforceable under present or future laws effective during the term of this Agreement, such provision shall be fully severable; this Agreement shall be construed and enforced as if such illegal, invalid or unenforceable provision had never comprised a portion of this Agreement; and the remaining provisions of this Agreement shall remain in full force and effect and shall not be affected by the illegal, invalid or unenforceable provision or by its severance from this Agreement. Furthermore, in lieu of such illegal, invalid or unenforceable provision there shall be added automatically as part of this Agreement a provision as similar in terms to such illegal, invalid or unenforceable provision as may be possible and be legal, valid and enforceable.

(h) Withholding. The Company shall be entitled to withhold from any amounts payable under this Agreement any federal, state, local or foreign withholding or other taxes or charges which the Company is required to withhold whether in the US or any other relevant jurisdiction.

13. Section 280G.

(a) Notwithstanding any contrary provision in this Agreement, if Executive is a “disqualified individual” (as defined in Section 280G of the Code), and the amounts that would otherwise be paid to Executive under this Agreement together with any other payments or benefits that Executive has a right to receive from the Company and affiliated entities required to be aggregated in accordance with Q/A-10 and Q/A-46 of Treas. Reg. § 1.280G-l (collectively, the “Payments”) would constitute a “parachute payment” (as defined in Section 280G of the Code), the Payments shall be either (i) reduced (but not below zero) so that the aggregate present value of such Payments shall be $1.00 less than three times Executive’s “base amount” (as defined in

Section 280G of the Code) (the “Safe Harbor Amount”) and so that no portion of such Payments shall be subject to the excise tax imposed by Section 4999 (the “Excise Tax”); or (ii) paid in full, whichever produces the better net after-tax result for Executive (taking into account any applicable Excise Tax and any applicable federal, state and local income and employment taxes).

(b) The reduction of Payments, if applicable, shall be made by reducing, first, severance amounts to be paid in cash hereunder in the order in which such payments would be paid or provided (beginning with such payment or benefit that would be made last in time and continuing, to the extent necessary, through to such payment or benefit that would be made first in time) and second, by reducing any other cash payments that would be payable to Executive outside of this Agreement which are valued in full for purposes of Code Section 280G in a similar order (last to first), and third, by reducing any equity acceleration hereunder of awards which are valued in full for purposes of Section 280G of the Code in a similar order (last to first), and finally, by reducing any other Payment in a similar order (last to first). Notwithstanding the foregoing, all such reductions shall be made in a manner that complies with Section 409A to the extent determined appropriate by the Board.

(c) All calculations and determinations under this Section 11 shall be made by an independent accounting firm or independent tax counsel appointed by the Company (the “Tax Counsel”) whose determinations shall be conclusive and binding on the Company and the Executive for all purposes. For purposes of making the calculations and determinations required by this Section 11, the Tax Counsel may rely on reasonable, good faith assumptions and approximations concerning the application of Section 280G and Section 4999 of the Code. The Company and the Executive shall furnish the Tax Counsel with such information and documents as the Tax Counsel may reasonably request in order to make its determinations under this Section 11. The Company shall bear all costs the Tax Counsel may reasonably incur in connection with its services.

14. Section 409A.

(i) General. The intent of the Parties is that the payments and benefits under this Agreement comply with or be exempt from Section 409A and, accordingly, to the maximum extent permitted, this Agreement shall be interpreted to be in compliance therewith.

(ii) Separation from Service. Notwithstanding anything in this Agreement to the contrary, any compensation or benefits payable under this Agreement that is considered nonqualified deferred compensation under Section 409A and is designated under this Agreement as payable upon Executive’s termination of employment shall be payable only upon Executive’s “separation from service” with the Company within the meaning of Section 409A (a “Separation from Service”).

(iii) Specified Employee. Notwithstanding anything in this Agreement to the contrary, if Executive is determined by the Company in good faith at the time of Executive’s Separation from Service to be a “specified employee” for purposes of Section 409A, to the extent any portion of the benefits to which Executive is entitled under this Agreement upon such Separation from Service constitute a “deferral of compensation” within the meaning of Section 409A and which do not otherwise qualify under the exemptions under Treas. Reg. § 1.409A-1 (including without limitation, the short-term deferral exemption and the permitted payments under Treas.

Reg. § 1.409A-1(b)(9)(iii)(A)), such portion of Executive’s benefits shall not be provided to Executive prior to the earlier of (i) the expiration of the six-month period measured from the date of Executive’s Separation from Service with the Company or (ii) the date of Executive’s death. Upon the first business day following the expiration of the applicable Section 409A period, all payments deferred pursuant to the preceding sentence shall be paid in a lump sum to Executive (or Executive’s estate or beneficiaries), and any remaining payments due to Executive under this Agreement shall be paid as otherwise provided herein.

(iv) Expense Reimbursements. To the extent that any reimbursements under this Agreement are subject to Section 409A, any such reimbursements payable to Executive shall be paid to Executive no later than December 31 of the year following the year in which the expense was incurred; provided, that Executive submits Executive’s reimbursement request promptly following the date the expense is incurred, the amount of expenses reimbursed in one year shall not affect the amount eligible for reimbursement in any subsequent year, other than medical expenses referred to in Section 105(b) of the Code, and Executive’s right to reimbursement under this Agreement will not be subject to liquidation or exchange for another benefit.

15. Effectiveness. This Agreement shall have effect as of the Execution Date, as though it had been entered into on such date.

16. Executive Acknowledgement. Executive acknowledges that Executive has read and understands this Agreement, is fully aware of its legal effect, has not acted in reliance upon any representations or promises made by the Company other than those contained in writing herein, and has entered into this Agreement freely based on Executive’s own judgment.
[Signature Page Follows]

The Parties have executed this Agreement as of the date first set forth above.

Globalstar Inc. By: _________________________________ Name: Title:

Paul Jacobs _____________________________________

Exhibit A
Performance-Based Vesting Criteria

Share price target ($)	Incremental Shares Vested
$2.00	1,500,000
$2.50	2,800,000
$3.00	8,333,333
$3.50	2,857,143
$4.00	6,250,000
$4.50	2,222,222
$5.00	10,000,000
$6.00	1,666,667
$7.00	1,428,571
$8.00	1,250,000
$9.00	1,111,111
$10.00	1,000,000

Vest at any time during 4-year period from grant based on stock price hurdle achievement
Stock price hurdles based on achievement of the 60-day weighted average closing stock price after grant

Exhibit B
Form of Release of Claims
(see attached)